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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(a)
                                (AMENDMENT NO. 2)

                       Dairy Mart Convenience Stores, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    233860303
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                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                       Cleveland, Ohio 44114, 216-736-7204
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                September 5, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 4

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                                  SCHEDULE 13D
CUSIP NO. 233860303                                           PAGE 2 OF 4 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [    ]
                                                                        ----
                                                                   (b) [    ]
                                                                        ----
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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                       [    ]
                                                                        ----
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           OHIO
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              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                           730,200
            BENEFICIALLY                 ---------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                  ---------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH                            730,200
                                         ---------------------------------------
                                         10     SHARED DISPOSITIVE POWER

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           730,200
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                     [   ]
                                                                        ----
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.6%
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   14      TYPE OF REPORTING PERSON*
           OO
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                                  SCHEDULE 13D
CUSIP NO. 233860303                                           PAGE 3 OF 4 PAGES


     This Amendment No. 2 to Statement on Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting acquisitions of shares of common stock, par value $0.01 per share (the "Shares"), of Dairy Mart Convenience Stores, Inc., a Delaware corporation ("Dairy Mart").

     This Amendment No. 2 amends original Schedule 13D, dated August 9, 2001 and Amendment No. 1 to Schedule 13D, dated September 4, 2001.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $135,000 (excluding commissions) with working capital of the Fund.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Items 5(a) and 5(c) of Schedule 13D, as amended, are hereby amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by Dairy Mart, there are 5,004,592 Shares outstanding.

     The Fund beneficially owns 730,200 Shares, or approximately 14.6% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares held by the Fund.

     (c) Since the filing of Amendment No. 1 to Schedule 13D, the Fund purchased 135,000 Shares in open market transactions as set forth below:


                                                          Approximate Per
                                                            Share Price
     Date             Number of Shares                (Excluding Commissions)
     -----            ----------------                -----------------------
     9/5/01               135,000                              $1.00






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CUSIP NO. 233860303                                           PAGE 3 OF 4 PAGES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 10, 2001          TURKEY VULTURE FUND XIII, LTD.


                                   By:   /s/ Richard M. Osborne
                                      ----------------------------------------
                                        Richard M. Osborne, Manager